03 JUN 19 AM 7:21

Deloitte
Touche
Tohmatsu

82-3769

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL


03022871

Companhia Acos Especiais Itabira - Acesita

dle 6/20

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Acesita S.A.

Interim Financial Statements
for the Quarter Ended
March 31, 2003 and
Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu
Rua Paraíba, 1.122 - 20° e 21°
30130-141 - Belo Horizonte - MG
Brasil

Telefone : (31) 3269-7400
Fac-símile: (31) 3269-7470
www.deloitte.com.br

Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Acesita S.A.
Belo Horizonte - MG

1. We have made a special review of the accompanying quarterly financial information of ACESITA S.A. (the "Company") as of and for the three-month period ended March 31, 2003, consisting of the balance sheet as of March 31, 2003, the statement of operations for the three-month period then ended, management's report on performance and significant information, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices. This information is the responsibility of the Company's management. The quarterly financial information of Cia. Siderúrgica de Tubarão - CST as of and for the three-month period ended March 31, 2003 was reviewed by other independent accountants, and our report, insofar as it relates to the amounts of this investment and the related equity pick-up, is based solely on the report of those independent accountants.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the Company's accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or may have had significant effects on the financial position and results of operations of the Company.

3. Based on our special review, and on the special review report, issued by the independent accountants of Cia. Siderúrgica de Tubarão - CST, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly financial information.

4. Previously, we had audited the balance sheet as of December 31, 2002, and issued an unqualified opinion thereon, dated February 27, 2003, including, the same reference to the audit performed by the other independent accountants, as mentioned in paragraph 1 above. The statement of operations for the three-months ended March 31, 2002, presented for comparative purposes, was reviewed by other independent accountants, whose special review report thereon, dated May 2, 2002, was unqualified.

5. The accompanying interim financial statements has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, May 9, 2003



DELOITTE TOUCHE TOHMATSU
Auditores Independentes



Paulo Manuchakian
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

BALANCE SHEETS AS OF

MARCH 31, 2003 AND DECEMBER 31, 2002

(In thousands of Brazilian reais)

A S S E T S

	March 31, 2003 (Unaudited)	December 31, 2002
CURRENT ASSETS:		
Cash and cash equivalents	18,502	89,610
Accounts receivable	149,557	146,728
Inventories	335,762	300,055
Recoverable taxes	29,628	33,695
Swap differentials receivable	92,596	25,643
Investments held for sale	485,439	-
Other	25,954	64,743
	1.137.438	660,474
NONCURRENT ASSETS:		
Investments held for sale	201,052	627,848
Receivables from affiliated companies	265,840	263,716
Deferred and recoverable taxes	295,101	295,749
Escrow deposits	106,258	102,572
Swap differentials receivable	48,410	227,267
Other	71,904	69,244
	988,565	1,586,396
PERMANENT ASSETS:		
Investments	131,322	127,120
Property, plant and equipment	1,828,100	1,848,612
	1,959,422	1,975,732
TOTAL ASSETS	4,085,425	4,222,602

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

BALANCE SHEETS AS OF

MARCH 31, 2003 AND DECEMBER 31, 2002

(In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	March 31, 2003 (Unaudited)	December 31, 2002
CURRENT LIABILITIES:		
Loans	1,020,357	1,178,805
Debentures	518,563	43,860
Suppliers	253,088	253,223
Payroll and related charges	24,198	25,657
Accrued taxes	8,173	7,914
Payables to affiliated companies	28,214	13,731
Other	50,407	45,948
	1,903,000	1,569,138
LONG-TERM LIABILITIES:		
Loans	844,047	933,163
Debentures	32,830	462,661
Accrued taxes	243,150	246,542
Income and other taxes in litigation	90,414	88,537
Reserve for contingencies	30,264	29,280
Other	48,995	55,461
	1,289,700	1,815,644
SHAREHOLDERS' EQUITY:		
Capital	901,921	901,921
Capital reserve	3,948	3,948
Treasury shares	(3,937)	(3,937)
Revaluation reserves	614,715	624,637
Accumulated deficit	(623,922)	(688,749)
	892,725	837,820
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,085,425	4,222,602

The accompanying notes are an integral part
of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(In thousands of Brazilian reais, except for per share data)
(Unaudited)

	Three months ended March 31,	
	2003	2002
GROSS SALES OF PRODUCTS AND SERVICES:		
Domestic and export	625,593	363,729
Taxes, deductions and discounts	(84,378)	(61,719)
Net sales	541,215	302,010
COST OF SALES AND SERVICES	(367,961)	(250,551)
Gross profit	173,254	51,459
OPERATING (EXPENSES) INCOME:		
Selling	(26,983)	(13,550)
General and administrative	(20,074)	(17,277)
Other, net	(2,245)	5,133
Income before financial items and equity in subsidiaries and affiliates	123,952	25,765
FINANCIAL ITEMS:		
Financial expenses	(119,540)	(58,613)
Financial income	13,364	12,390
Monetary variations, net	(32,272)	(2,315)
	(136,203)	(68,538)
EQUITY IN SUBSIDIARIES AND AFFILIATES	66,541	(2,724)
Income (loss) from operations	54,290	(45,497)
NONOPERATING INCOME, NET	816	780
Loss before taxes on income	55,106	(44,717)
INCOME AND SOCIAL CONTRIBUTION TAXES	(201)	-
Net income (loss)	54,905	(44,717)
Outstanding shares at end of period - thousands	742,939,864	742,939,864
Earnings (loss) per thousand shares (R$)	0,07	(0.06)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2003

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1 - OPERATIONS

Acesita S.A. is a Brazilian publicly-traded company; its main activities are the production and sale of special steel, agribusiness, mining and providing technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, Minas Gerais, Brazil, with annual production capacity of 850,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

As of March 31, 2003, the principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% directly owned) - steel distribution and processing for third parties and subsequent sale to end consumers, under the name "Amorim Comercial", as well as equity interests in other companies, as follows:
  - Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal;
  - Inox Tubos S.A. - (43.85% owned - 50.00% of voting capital) - production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (30.00% owned - 30.00% of voting capital) - trade office in Argentina;
  - A. P. Participações S.A. - (100.00% owned) - investment company.
- Companhia Siderúrgica de Tubarão - CST - (1.05% directly owned - -0.29% of voting capital - December 31, 2002 - 0.94% and 0.0%, respectively) - production and sale of non-flat steel, iron and other related products.
- Aços Planos do Sul S.A. (50.10% directly owned) - equity interest in:
  - Companhia Siderúrgica de Tubarão - CST - (11.43% owned - 29.64% of voting capital - December 31, 2002 - 37.29% and 43.91%, respectively).
- APSL ON/PN Participações S.A. (50.1% directly owned) - equity interest in:
  - Companhia Siderúrgica de Tubarão - CST - (9.17% owned - 8.25% of voting capital).
- APSL Arcelor Participações S.A. (50.1% directly owned) - equity interest in:
  - Companhia Siderúrgica de Tubarão - CST - (16.69% owned - 6.02% of voting capital).
- Acesita International Ltd. - (100.00% directly owned) - foreign trade office.
- Acesita Centros de Serviços Ltda. - (100.00% directly owned) - sales, import-export transactions and services related to cutting and finishing of steel products.
- Aços Villares S.A. - (4.41% directly owned - 4.41% of voting capital) - production and sale of non-flat steel, iron and other related products, and 100.00% ownership of Villares Metals S.A..

Since the end of 2001, the Company has had a significant inbalance between the maturities of its current and long-term liabilities, impacting the financial statements with current liabilities significantly in excess of current assets.

Accordingly, Company management has been taking measures aiming to reestablish financial equilibrium, including the sale of non-strategic investments and negotiations for extending current debt maturities.

Therefore, in continuation of the process for the sale of its investment in Companhia Siderúrgica de Tubarão - CST, already widely publicized, on March 27, 2003, Company management entered into a Share Purchase and Sale Agreement with Arcelor (one of its controlling shareholders) and with Companhia Vale do Rio Doce - CVRD, under which it is required to sell all of its direct investment in CST, as well as CST's shares held through Aços Planos do Sul S.A., which are not linked to the CST Shareholders' Agreement of May 25, 1995. The Share Purchase and Sale Agreement fixed the sales price at US$22.66 per thousand CST shares of any type and class, totaling US$161,771,523, and defined April 24, 2003 as the date for the effective transfer of shares and financial liquidation of the operation.

To improve the process for sale the ownership interest, shares not linked to the aforementioned CST Shareholders' Agreement, directly and indirectly held by Acesita, were transferred to two new formed companies specifically for that purpose - APSL ON/PN Participações S.A. and APSL Arcelor Participações S.A.. Accordingly, the sale of CST's shares not linked to the aforementioned Shareholders' Agreement, and directly and indirectly held by Acesita, is being carried out through the sale of shares of these two new companies.

The transaction was finalized on April 24, 2003, and Acesita received the amount of R$487,628 in payment for the 14.0% of CST's total capital (7.44% of voting capital). This sale generated nonoperating income of R$1,097, before tax effects, which was recognized in the books in April 2003.

The shares linked to CST's Shareholders' Agreement, which continue to be held by Acesita through its jointly-controlled subsidiary Aços Planos do Sul S.A. representing 5.72% of total capital and 14.85% of voting capital, may be sold after the shareholders' agreement expires or through the possible waiver of preemptive rights by other signers of the agreement.

As defined by the Board of Directors, the amount received for the sale of shares will be exclusively allocated to reduce the Company's debt, as a way of strengthening its capital structure.

From an operating point of view, due to the significant increase in export volume, and new focus on the production and sale of higher added value products, there has been a significant improvement in cash-generating capacity.

The significant increase in cash generation when compared with the first half of 2002; combined with negotiations in progress and relative stability in financial markets, favoring the reopening of credit lines for the country, and principally the support from the controlling shareholders and the sale of the investment in CST, partially concluded, signal an optimistic perspective towards a favorable outcome on the Company's process of extending its debt maturities.

2 - PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and Brazilian Securities Commission - CVM instructions. The accounting principles, methods and criteria adopted are consistent with those used in the presentation of the financial statements for the year ended December 31, 2002.

3 - DERIVATIVES (SWAPS)

Derivatives represented by exchange rate swaps plus interest, in exchange for interbank deposit rates (CDI), are reflected in the financial statements at the respective unrealized gains or losses, on the accrual basis of accounting; as of March 31, 2003, for the transactions that the Company's management does not intend to hold to maturity, respective amounts where reduced by an allowance for adjustment to their market value.

4 - ACCOUNTS RECEIVABLE

	R$	
	03/31/03	12/31/02
Domestic customers	106,565	97,366
Foreign customers	231,146	257,792
Advances on export contracts	(181,774)	(202,110)
Allowance for doubtful accounts - domestic/foreign customers	(6,380)	(6,320)
Total	149,557	146,728

5 - DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Deferred tax assets are as follows:

	R$			
	03/31/03			12/31/02
	Income tax	Social contribution tax	Total	Total
Tax loss carryforwards	1,515,168	1,569,405	-	-
Temporary differences	416,418	391,532	-	-
	1,931,586	1,960,937	-	-
Tax rates	25%	9%	-	-
Total deferred tax credits	482,897	176,484	659,381	661,473
Deferred tax credits not recognized	(303,835)	(120,329)	(424,164)	(422,663)
Deferred tax credits recognized as asset	179,062	56,155	235,217	238,810

The principal temporary differences refer to unamortized goodwill of subsidiaries, asset reversals and accruals to be deducted for tax purposes when settled. Deferred tax credits not recognized refer basically to tax loss carryforwards, and nonoperating temporary differences.

The Company recognized deferred income and social contribution tax credits in the amount of R$235,217, based on the existence of deferred income and social contribution tax liabilities, principally related to the revaluation reserve, which ensures realization in approximately 11 years.

Tax credits recorded by estimated realizable dates, are as follows:

	Recorded tax credits - R$	
Year	03/31/03	12/31/02
2003	10,779	13,253
2004	14,372	13,253
2005	14,372	13,253
2006	14,372	13,253
2007	14,372	13,253
2008 to 2011	57,488	53,012
2012 to 2014	109,462	119,533
Total	235,217	238,810

The realization of deferred tax credits is in line with the forecasted amortization of deferred income and social contribution tax liabilities.

The reconciliation of income and social contribution taxes included in the statement of operations for the quarter ended March 31, 2003, between the official and effective rates, is as follows:

	R$	
	Income tax - 25%	Social contribution tax - 9%
Tax effect on:		
Income before taxes	(13,776)	(4,959)
Permanent exclusions (additions):		
Equity in subsidiaries, net of provisions	16,635	5,989
Realization of revaluation reserve	(2,642)	(951)
Other	(197)	(144)
Tax expense (credit) at end of quarter	20	(65)
Tax credit (expense) not recorded at end of quarter	(20)	65
Realization of deferred income tax at end of quarter, net	(201)	-
Effective expense for the quarter - deferred tax	(201)	-

6 - INVESTMENTS

a) Changes in investments are summarized as follows:

	R$			
	In subsidiaries			
	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind, e Part. Ltda.	Other investments	Total
Balance December 31, 2002	1,901	120,384	4,835	127,120
Equity in subsidiaries	(597)	4,946	-	4,349
Additional reserve for losses	-	-	(147)	(147)
Balance March 31, 2003	1,304	125,330	4,688	131,322

The Company amortizes the negative goodwill on the investment in Companhia Siderúrgica de Tubarão - CST over 10 years, in view of the economic basis that generated it.

CST made a revaluation of property, plant and equipment in March 1999, and the respective increase in assets is reflected in the Company's shareholders' equity as revaluation reserves, in the net amount, as of March 31, 2003, of R$149,165 (R$152,112 as of December 31, 2002). The effects recorded by the Company, represented by depreciation and write-off of the revalued assets, are R$2,947 for the quarter ended March 31, 2003 (R$3,042 for the first quarter of 2002).

The subsidiary Acesita International Ltd. has negative net assets of R$42,319 as of March 31, 2003 (R$48,426 as of December 31, 2002), classified in long-term liabilities, as "Other". Equity pick-up for the first quarter of 2003 was income of R$6,109 (loss of R$1,662 for the quarter ended March 31, 2002).

The realizable value per thousand shares, regardless of class, of CST, based on the bid for joint purchase by Arcelor and Companhia Vale de Rio Doce, already widely publicized, (see Note 1), is US$ 22.66 per thousand shares, equivalent, as of March 31, 2003, to R$75.98. The other investees do not have shares traded on stock exchanges.

Since December 31, 2002, direct and indirect investments in CST have been transferred to noncurrent assets, in view of the decision to sell such investment. Considering the partial sale of these investments on April 24, 2003 (see Note 1), the portion sold is presented in current assets under "Investments held for sale", as of March 31, 2003, for a better presentation.

Changes in these assets for the quarter are as follows:

	R$				
	Aços Planos do Sul S.A.	Companhia Siderúrgica de Tubarão - CST	APSL ONPN Participações S.A.	APSL Arcelor Participações S.A.	Total
Balance as of December 31, 2002	603,182	24,666	-	-	627,848
Purchase of shares	-	2,560	-	-	2,560
Equity pick-up	52,535	3,548	-	-	56,083
Spin-off on 03/31/03	(454,665)	-	161,288	293,377	-
Balance as of March 31, 2003	201,052	30,774	161,288	293,377	686,491
Less - Transfer to current assets	-	(30,774)	(161,288)	(243,377)	(485,439)
Noncurrent assets	201,052	-	-	-	201,052

b) As of March 31, 2003, the Company's balances and transactions with affiliated companies are as follows:

	R$					
	Assets			Liabilities		
	Receivables from affiliated companies	Accounts receivable and other	Total	Payables to affiliated companies	Foreign suppliers, loans and other	Total
Arcelor Group	14,667	31	14,698	-	11,200	11,200
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	38,296	38,296	5,763	8	5,771
Acesita International Ltd.	248,705	-	248,705	20,115	47,582	67,697
Acesita Energética Ltda.	-	-	-	8,686	139	8,825
Preservar Madeira Reflorestada Ltda.	-	988	988	-	235	235
Acesita Centros de Serviços Ltda.	2,468	10,879	13,347	326	975	1,301
Aços Planos do Sul S.A.	-	52	52	-	-	-
Inox Tubos S.A.	-	4,688	4,688	-	38	38
Total - 3/31/03	265,840	54,934	320,774	34,890	60,177	95,067
Total - 12/31/02	263,716	50,068	313,784	20,766	273,611	294,377

	R$			
	Results of operations			
	Revenue / income			
	Sales	Financial income and exchange variations	Total	Financial expenses and exchange variations
Arcelor Group	-	329	329	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	36,166	-	36,166	108
Acesita International Ltd.	-	-	-	10,203
CST	1	-	1	-
Inoxtubos S.A.	16,433	-	16,433	-
Acesita Energética Ltda.	-	-	-	422
Total - 3/31/03	52,600	329	52,929	10,733
Total - 3/31/2002	38,381	7,021	45,402	4,303

The controlling shareholders subscribed to 38,872 debentures of the December 1, 2002 issue, the restated balance of which as of March 31, 2003 amounts to R$444,129. Financial expenses related to this issue totaled R$37,906 in the results for the current quarter. These debentures were redeemed in advance on April 24, 2003, as described in Note 9.

Transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are indexed based on rates and terms individually agreed.

(c) Guarantees

As of March 31, 2003, the Company had provided guarantees on behalf of affiliated companies in the amount of R$61,525 (R$223,767 as of December 31, 2002). Additionally, as of the same date, the Company had guarantees granted on behalf of Sifco S.A. and its subsidiaries, sold in 2002, in the amount of R$16,974 (R$34,100 as of December 31, 2002).

7 - PROPERTY, PLANT AND EQUIPMENT

	R$		
	03/31/03	12/31/02	Estimated remaining useful lives (years)
In operation -			
Buildings and installations	441,762	441,709	5 to 50
Industrial equipment and distribution systems	2,099,188	2,086,118	5 to 40
Vehicles, furniture and fixtures, and tools	32,060	31,917	5 to 10
Other	59,894	59,123	Various
	2,632,904	2,618,867	
Accumulated depreciation and depletion	(843,226)	(814,919)	
Land	6,103	6,710	
Advances to suppliers	17,101	28,893	
Construction in progress	12,228	6,809	
Imports in transit	2,990	2,252	
Total	1,828,100	1,848,612	

As of March 31, 2003, the revaluation increment, recorded in property, plant and equipment, amounts to R$705,378 (R$715,948 as of December 31, 2002). Depreciation of the revaluation increment for the quarter ended March 31, 2003 was R$10,570 (R$8,256 for the quarter ended March 31, 2002).

As of March 31, 2003, the Company had R$456,528 (R$414,250 as of December 31, 2002) of land, buildings and equipment pledged as collateral.

8 - LOANS AND FINANCING

	Annual interest and fees (%)		R$	
	03/31/03	12/31/02	03/31/03	12/31/02
Foreign currency-				
Advances on exchange contracts and prepayments	4.3 to 16.40	4.3 to 17.20	652,012	767,691
Securitization of receivables	3.7 to 9.3	3.7 to 9.3	284,840	338,002
Raw materials and spare parts	2.18 to 6.6	2.3 to 6.6	93,154	221,573
Property additions	2.24 to 6.85	2.5 to 7.37	160,955	177,953
Eurobonds	11.13	11.13	242,973	248,868
Working capital and other	4.68 to 12.7	4.68 to 12.7	215,042	195,849
			1,648,976	1,949,936
Local currency-				
Property additions	9.3 to 11.5	9.3 to 11.8	1,330	1,457
Working capital and other	5.0 to 35.0	5.0 to 34.8	214,098	160,575
			215,428	162,032
			1,864,404	2,111,968
Less - Current portion			(1,020,357)	(1,178,805)
Long-term portion			844,047	933,163

Loans in foreign currency are principally denominated in U.S. dollars.

Eurobonds - Financing through the Eurobond issue matures in 2004, with an earlier redemption option in October 2001.

The Eurobond contract provides for the acceleration of maturity in the event of noncompliance with certain covenants and conditions. In September 2002, as approved at the bondholders' meeting convened by the Trustee, the Company obtained a waiver that eliminated the existing covenants and the negative pledge clauses.

In order to eliminate these covenants, the Company appointed an international financial institution (Deutsch Bank), which acquired Eurobonds from bondholders that were not willing to continue holding these bonds, and became the Company's creditor in place of the original bondholders. In return, the Company, through its subsidiary Acesita International Ltd., made a deposit with the referred financial institution in guarantee for the bonds acquired (Credit Linked Deposits), subject to the same interest applicable to the Eurobonds. Total or partial reimbursement of the deposit to this subsidiary is subject to the settlement of the Eurobonds by the Company on their original maturity date - October 2004 - or to the transfer of securities currently held by Deutsch Bank to third parties, whichever occurs first. As of March 31, 2003 and December 31, 2002, guarantee deposits with Deutsch Bank amount to R$125,195 (US$37,337,000) and R$128,672 (US$36,417,000), respectively.

Securitization of receivables - In August 2000, the Company performed receivables securitization transactions by the issuance of certificates, in the original amount of R$273,060, equivalent to US$150 million, payable in 48 months, with a grace period of one year and subject to an annual rate of 9.3%, including collateral interest. Accordingly, the Company's exports, except to Mercosul and other qualified customers, are made through its specific-purpose entity located abroad, Stainless Overseas. Portions of these receivables ensure monthly payments. In the event the Company does not export a volume sufficient to settle these installments, the Arcelor Group is responsible for carrying out supplementary trading operations until the required volume is reached. For the quarter ended March 31, 2003, exports through Stainless Overseas amounted to R$182,569 of which R$87,325 were made with Arcelor Group companies (R$43,389 and R$21,032, respectively, for the quarter ended March 31, 2002). As of March 31, 2003, the balance payable on this transaction is R$304,389 (R$354,085 as of December 31, 2002) classified under Securitization of receivables, net of R$40,071 (R$51,917 as of in December 31, 2002) referring to foreign exchange already released, linked to this operation.

Other loans are subject to monetary restatement or exchange variation based on official indexes or rates, and are partially collateralized by equipment.

As of March 31, 2003, temporary cash investments earmarked exclusively for loan payments, in the amount of R$10,994 (R$14,463 as of December 31, 2002), were deposited in a restricted bank account, classified as a reduction of the related debt.

The long-term portion matures as follows:

	R$	
Year	03/31/03	12/31/02
2004	528,678	626,504
2005	186,716	171,774
2006	70,470	73,779
2007	42,178	44,352
After 2007	16,005	16,754
	844,047	933,163

9. DEBENTURES

	R$	
	03/31/03	12/31/02
August 31, 1998 issue	66,327	63,893
December 1, 2002 issue	485,066	442,628
	551,393	506,521
Less - Current portion	(518,563)	(43,860)
Long-term portion	32,830	462,661

August 31, 1998 issue - Under a private offering, the Company issued 135 registered debentures, nonconvertible, totally subscribed by the BNDES (National Bank for Economic and Social Development), amounting to R$135,000, guaranteed by a real estate mortgage, with the endorsement of the controlling shareholders at the time of issue. The debentures are subject to interest calculated based on the TJLP (Brazilian long-term interest rate) and a spread of 4.91% per year, with capitalization of TJLP interest exceeding 6% per year, semiannual maturities from June 15, 1999 to June 15, 2005, and early redemption option (total or partial) at the discretion of the issuer. The subscription contract includes certain covenants and conditions, compliance with which had been under negotiation with the creditor.

Subsequently, on April 22, 2003, the Company exercised the early redemption option and totally liquidated the debentures of this issue. Accordingly, for an appropriate presentation, these debentures are classified in current liabilities as of March 31, 2003.

December 1, 2002 issue - The Company issued 80,000 simple debentures, registered, without certificates and nonconvertible, at a face value of R$10,000.00 each, totaling R$800,000, maturing on December 1, 2006. Until December 1, 2004, these debentures are subject to interest at the annual rate of 12% on the amount restated based on the General Market Price Index (IGP-M) published by the Fundação Getúlio Vargas, paid annually on December 1, 2003 and 2004. Beginning December 1, 2004, the Company's Board of Directors will be responsible for determining the debenture renegotiation conditions, approving new terms, yield and monetary restatement conditions, as well as maturity dates, or approving the early redemption, in total or in part, of the debentures. Debentureholders not agreeing with possible new conditions established by the Board will be entitled, within a period of five business days from the publication of the "Notice to Debentureholders", to indicate their right to sell their debentures to the Company. In this case, the Company is obliged to acquire, at the restated value, debentures whose holders do not agree with these new terms. Any acquired debentures, resulting from the option to sell exercised by debentureholders, may be cancelled, held in treasury or be reissued in the market.

This issue was subject to the placement of at least 40,000 debentures, a number reached at the time of the issue. As of March 31, 2003, there were 42,455 debentures of this issue outstanding in the market.

On April 11, 2003, the Company's Board of Directors decided to end the public offering of these debentures and to cancel the 37,545 debentures not placed through that date.

Additionally, in April 2003, the Company offered debentureholders the right to early redemption of these debentures. Investors holding 39,172 debentures accepted this offer, and the Company, on April 24 and 28, liquidated this balance; 3,283 debentures are still outstanding in the market. Redeemed debentures are held in treasury. As of March 31, 2003, debentures subsequently redeemed are shown in current liabilities.

10. INCOME AND OTHER TAXES IN LITIGATION

	R$	
	03/31/03	12/31/02
Income tax	38,614	37,989
Social contribution tax	13,456	13,287
PIS (tax on revenue)	37,098	36,073
INSS (social security charges related to independent contractors)	872	827
Other	374	361
	90,414	88,537

The Company is a party to pending litigation challenging the legal aspects of certain taxes, and has escrow deposits related to these taxes and part of the contingencies mentioned in Note 11, in the amount of approximately R$106,258 as of March 31, 2003 (R$102,572 as of December 31, 2002).

These lawsuits are related to the following principal issues:

- Income and social contribution taxes - Related to the difference, deposited in escrow, between taxable income offset against the accumulated deficit restated based on the inflation effects of the Summer Plan (economic stabilization), without observing the 30% annual limit, and the criteria defined by the tax legislation in force, which is being challenged.

- PIS (tax on revenue) - Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws No. 2,445/88 and 2,449/88 were in effect, as well as the broadening of the taxable basis introduced by Law No. 9,718/98, both under challenge. In November 2002, the Company filed, with the appropriate court, an application to desist from further litigation in respect to the broadening of the taxable basis, as it believed the outcome might be unfavorable, and wrote off the reserve previously recognized and the existing escrow deposits, releasing those amounts to the tax authorities.

11. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain labor, tax, civil and other lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and governmental agencies. In addition, a reorganization reserve was recognized in order to cover costs related to a reduction in personnel.

Management, based on information provided by legal counsel, an analysis of pending lawsuits and, regarding labor claims, based on prior experience in connection with claimed amounts, recognized a reserve for contingencies in amounts considered sufficient to cover possible losses on pending litigation, as follows:

	R$	
	03/31/03	12/31/02
Tax	17,523	16,528
Labor	4,055	3,872
Civil	8,686	8,880
Total	30,264	29,280

These reserves refer to the following major issues:

Tax -

- Social contribution tax - Litigation on attorney fee awards from a lawsuit previously settled, estimated at R$2,141 (R$2,043 as of December 31, 2002).
- ICMS (State VAT) - Refers substantially to a reserve to cover possible losses from a number of lawsuits filed by state tax authorities in connection with a dispute on the use of credits on products considered to be intermediate by the Company and for use and consumption by the authorities. As of March 31, 2003, the recognized reserve amounted to R$11,203 (R$11,363 as of December 31, 2002).
- Other - Refer substantially to reserves to cover losses from compulsory fees, increase in rates regulated by government agencies and similar, totaling R$4,179 (R$3,122 as of December 31, 2002).

Labor -

- The Company is a defendant in a number of labor claims, including moral and physical damages. The reserve to cover a possible unfavorable outcome is recognized on an individual basis, based on the opinion of the Company's legal counsel as to the possible or probable loss. The Company recognized a reserve to cover losses from these contingencies in the amount of R$4,055 (R$3,872 as of December 31, 2002).

Civil -

- The Company is a defendant in a number of civil lawsuits, including moral and physical damages, property and possessory actions, among others. Based on the opinion of its legal counsel, the Company recognized a reserve of R$8,686 (R$8,880 as of December 31, 2002) to cover losses arising from these lawsuits.

Additionally, the Company is a defendant in other disputes, principally related to social security charges, estimated at R$35,593 (R$35,995 as of December 31, 2002). Based on legal counsel's opinion that the outcome of these lawsuits is difficult to predict, management did not recognize a reserve.

As of March 31, 2003, inventories of finished products in the amount of approximately R$54,210 (R$55,092 as of December 31, 2002), were pledged as collateral for administrative and legal proceedings in progress.

12 - SHAREHOLDERS' EQUITY

The Statement of Changes in Shareholders' Equity for the quarter as follows:

	R$			
	12/31/02	Net Income for the quarter	Realization of revaluation reserve	03/31/03
Paid-up capital	901,921	-	-	901,921
Capital reserve				
- Investment grants	3,948	-	-	3,948
Treasury shares	(3,937)	-	-	(3,937)
Revaluation reserves	624,637	-	(9,922)	614,715
Accumulated deficit	(688,749)	54,905	9,922	(623,922)
Total shareholders' equity	837,820	54,905	-	892,725

13 - PENSION PLAN

The Company and its subsidiary Acesita Energética Ltda. provide their employees with two pension plans, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (formerly CCF Fundo de Pensão), the principal purpose of which is to provide benefits supplementary to those provided by government social security.

Company contributions for the quarter ended March 31, 2003 amounted to R$1,034 for Aceprev, and R$14 for Plano de Seguridade Acesita (R$932 and R$11, respectively, for the quarter ended March 31, 2002).

Both plans have a surplus. However, since the criteria and expectations of reimbursement or reduction of future contributions of the sponsor are not clearly defined, and the actuarial asset amount which might be recovered by the sponsor is still uncertain, the Company elected not to recognize these actuarial assets in its financial statements.

14 - FINANCIAL INSTRUMENTS

The Company has financial instruments, represented by cash and cash equivalents, accounts receivable, investments, loans, swaps and debentures. The Company maintains policies and operational strategies, seeking liquidity, return and safety, as well as procedures to monitor balances, and operates with banks that meet the requirements of financial soundness and reliability, in accordance with defined management criteria. The control policy consists of constant monitoring of contracted rates in relation to market rates.

Additionally, in order to reduce exchange variation effects, the Company contracts currency/interest swap transactions (principally US$ for CDI - interbank deposit rates), in addition to receivables in U.S. dollars in connection with exports, thus reducing its exchange exposure. The notional amount of these swap instruments, as of March 31, 2003, was R$1,176,043 (US$350,733,000) (R$1,299,086 - US$367,669,000 as of December 31, 2002), with scheduled maturities as follows:

	R$	
Year	03/31/03	12/31/02
2003	213,154	341,919
2004	949,332	943,036
2005	9,223	9,613
2006	4,334	4,518
	1,176,043	1,299,086

As of March 31, 2003, the balance of differentials related to these instruments, was a net receivable of R$139,684 (R$280,154 as of December 31, 2002), of which R$141,006 (R$252,910 as of December 31, 2002) was classified in current and noncurrent assets, according to maturity dates, and R$1,322 (asset of R$27,244 as of December 31, 2002) was classified as a part of loans (foreign currency - working capital and other) in liabilities, according to the specific characteristics of each swap contract.

The net exposure of the Company to the exchange rate fluctuation risk is as follows:

	Book value - R$	
	03/31/03	12/31/02
Cash and cash equivalents	3,318	2,976
Accounts receivable and other	352,023	429,648
Suppliers and other payables	(210,293)	(223,848)
Loans, without swap differential effects	(1,647,654)	(1,977,180)
Swap transactions, net	1,176,043	1,299,086
Net exposure	(326,563)	(469,318)

As of March 31, 2003, financial instrument book values which differ significantly from market values, including current and long-term portions, are as follows:

	R$	
	Book value	Market value
Assets-		
Investments held for sale - Companhia Siderúrgica de Tubarão - CST (direct and indirect)	686,491	764,300
Liabilities-		
Loans	1,864,404	1,898,240
Debentures	551,393	586,002
Swap transactions-		
Differentials receivable	139,684	124,201

For the current quarter, the Company recognized an allowance, in the amount of R$19.709, to adjust to the market value the book value of swaps, which management does not intend to hold to maturity, in view of the new expected exchange exposure due to the expected allocation of funds received from the sale of the ownership interest in CST, as well as the increase in export volume which generates receivables considered as a natural hedge. For those instruments that are expected to be held to maturity, no allowance to adjust the book value of swaps to market value was recognized.

The market value of the investment in the jointly-controlled subsidiary CST is calculated based on the value defined for the sale of the shares, regardless of class, as mentioned in Note 1, of US$22.66, equivalent to R$75.98 per thousand shares.

Market value was not estimated for investments in closely-held companies, which do not have shares traded on stock exchanges.

The market value of loans, swaps and debentures was determined by using current interest rates available in the market for transactions under similar conditions and maturities.

Market values are calculated at a specific time, based on available information and the Company's methodologies. Estimated amounts do not necessarily represent the amounts that could be realized in the market at the rates/quotations adopted. The use of different sources of information and valuation methodologies could significantly affect the estimated market values.

Additionally, the Company is subject to credit risk in connection with its cash and cash equivalents and derivatives. This risk is minimized by concentrating its financial operations in financial institutions with good ratings. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales on account are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for sales on account. The Company has recognized an allowance for receivables considered by management to be difficult to realize.

15. INSURANCE

The Company has insurance for its principal assets in amounts considered sufficient by management to cover possible losses. As of March 31, 2003, coverage for the industrial facilities is R$5,365,640 and for loss of revenues is R$949,343.

Net Earnings

Net earnings were R$ 54.9 million during the quarter, compared to net earnings of R$190.8 million in 4Q02. The main reasons for this difference are:

- 4th quarter/02: a decline of 9.3% in the value of the U.S. dollar against the Real, favorably impacting net monetary variations, which represented a gain of R$ 33.9 million. This effect also impacted the earnings of Companhia Siderúrgica de Tubarão, bringing a R$ 74.2 million equivalency accounting gain to Acesita's income.

- 1st quarter/03: despite a decline of 5.1% in the value of the U.S. dollar against the Real, the result of monetary variations was a negative R$ 30 million, due to the effect of U.S. dollar-denominated financial hedging operations. Net financial expenses, which were R$ 41.6 million higher than the previous quarter, were mainly impacted by the temporary increase in the IGP-M, used to index the 5th issue of debentures. Moreover, equity accounting results for 1Q03 were R$ 23.6 million lower than in 4Q02, mainly because of CST's earnings for the quarter.

It is important to emphasize that the Company's competitive capacity, coupled with its efficiency and operating regularity, and its strategy of maintaining a sales profile focused on more noble steel products, is reflected in the results achieved during the last quarters.

Operating Performance



Sales Volume
(1,000 t)
150
30
29
34
57
176
30
30
35
71
188
34
37
94
156
20
33
92
157
23
33
90
1Q02
2Q02
3Q02
4Q02
1Q03
Net Revenues
(R$ million)
302
60
184
367
64
236
499
73
369
530
78
407
541
79
411
1Q02
2Q02
3Q02
1Q03
1T03
Stainless
Silicon
Carbon & Alloy
Bars
Others

As expected, Acesita's operating performance was at the same level observed since July 2002. Total sales volume during the quarter was 156,900 tons, stable compared to the previous quarter (156,100 t), and representing an increase of 4.4% over the same period in 2002.

Domestic demand for specialty steels, compared to 4Q02, was stable, with small variations as a result of inventory management. Compared to 1Q02, there was a decline of 19.6% in total tons sold to the domestic market, reflecting the discontinuation of the mechanical bar line at the end of the second quarter of 2002.

The Company has the ability to adjust its product mix, minimizing the effects of swings in demand. Today, Acesita has an industrial configuration that permits it to produce up to 800,000 tons of stainless steel/year, while Brazilian demand is approximately 190,000 tons/year.



Sales Mix - 1Q03
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
4.5
5.0
14.9
14.6
20.9
76.0
57.1
Volume
Net Revenues
Stainless Silicon Carbon & Alloy Others

The sales mix demonstrates Acesita's current pattern of production, basically comprising specialty steels, with 78.0% of sales volume represented by stainless and silicon flat steel. Stainless steel sales rose 56.9%, reaching 89,600 tons, with exports being a highlight, representing 52.2% of sales of the product, an increase of 206.7% year-on-year. Stainless steel is the Company's main export product, responsible for 95.6% of the total international sales volume during the quarter.

Net Operating Revenue

Net operating revenue during the quarter totaled R$ 541.2 million, which represented an increase of 79.2% Y-o-Y when the Company was undergoing the process of implementation of new equipment and processes. Compared to 4Q02, revenues grew 2.1%.



Net Operating Revenue
(R$ million)
306
312
384
311
302
367
499
530
541
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
Level with present operating structure

Revenue performance during the quarter is the result of a growth in volume and a higher average sales price, resulting from:

- a more noble mix, stressing higher added value products;
- an increase in exports, with favorable prices and exchange rate; and
- the re-establishment of the profit margin in total sales.

Overseas market - Net revenue deriving from exports was R$ 208.5 million, which represented 38.5% of total net revenue for the quarter. Compared to the same period in 2002, the difference in the Company's sales pattern is significant, with international sales posting an increase of 205.4% in volume and 362.4% in net revenues. Export revenue, furthermore, was benefited by the increase of prices on the international market and the positive effect of the 44.3% devaluation of the Real against the U.S. dollar over the past 12 months.


Exports Destination
Others
5.2%
Asia
51.8%
South
America
10.9%
North /
Central
America
9.9%
Europe
22.2%

The main market for Acesita's exports was Asia, responsible for 51.8% of the total volume exported during the quarter. There has been increased demand from the Asian market over the past year, led by the heating up of economic activity in China. However, this market remains the most competitive in the world in terms of price and quality. The representative nature of Acesita's exports to China is proof of the Company's competitive capacity.

Performance by Product - The stainless steel segment, which is Acesita's primary business, was responsible for net revenues of R$ 411.4 million during the quarter, an increase of 124.0% compared to 1Q02 and 1.1% compared to 4Q02. Silicon steel brought in net revenues of R$ 78.8 million during the quarter, representing 14.6% of the Company's net revenue. Used mainly for the production of equipment to generate energy, demand varies in accordance with investments in the electricity industry. Carbon-alloyed steel - a complement of the Acesita sales mix, sold almost exclusively in the domestic market (99.2% during the quarter) - provided net revenues totaling R$ 26.9 million, which represents 5.0% of total net revenue and an increase of 42.5% compared 1Q02. The better results from both product lines mainly reflect the realignment of domestic prices with international prices.

Operating Cash Generation - EBITDA

Operating performance during the quarter provided cash generation (EBITDA - earnings before interest, taxes, depreciation and amortization) totaled R$ 151.2 million, an increase of 218.2% over the first quarter of 2002. Compared to 4Q02, the EBITDA declined 3.2%. The value of the EBITDA for the quarter represented cash generation equivalent to US$ 275/ton of steel sold, demonstrating the high value of the Company's product mix.


EBITDA Evolution
21.4%
22.1%
23.2%
19.0%
15.7%
19.9%
31.1%
29.6%
27.9%
65.5
69.0
89.1
59.2
47.5
72.9
155.3
155.2
151.2
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
Level with present operating structure
EBITDA (R$ million)
Ebitda Margin

Acesita maintained the performance pattern that has been observed since the second quarter of 2002, when the Company entered the end of the learning curve for new equipment and processes that had been installed and, furthermore, discontinued its line of mechanical bars, a product with low added value that consumed about 20% of the molten steel produced and caused reduction of the Company's profitability.

Since mid-2002, the Company has demonstrated excellent operating regularity. In the first quarter, a period during which the specialty steel market normally is more sluggish, such stability made it possible to significantly compensate for the market's seasonable downturns. Thus, the EBITDA margin remains at a level in keeping with the immediately preceding quarters, reaching 27.9%.

Financial result

The financial result of the quarter presented a net expense of R$ 136.2 million, of which R$ 30.0 million derived from monetary variations. The temporary increase of the IGP-M, which is the index used to correct 20.1% of the Company's debt, also contributed to the higher financial expenses in the quarter.

The financial performance also was impacted by a negative accounting result of foreign currency hedge operations in the amount of R $116 million, mainly due to the 5% appreciation of the Real against the U.S. dollar. Following the hedging policy approved by the Board of Directors - which is to hedge 100% of obligations indexed to the U.S. dollar, except for operations tied to export receivables with maturities greater than three years - in April hedge operations totaling US$ 100 million were canceled in order to adjust them to the policy. The operations that were canceled surpassed the amount necessary to protect the Company's cash flow (overhedged) and presented an opportunity for cash flow gains as a result of a strong downward trend of the U.S. dollar exchange rate observed during the quarter. From an accounting point of view, the coverage ratio, which was 78% on March 31, was close to 60% by the end of April. In the first quarter of 2003 a provision was taken in the amount of R$ 19.7 million related to the hedge operation cancellations in order to adjust the book values of the swap transactions with their market value.

Net Debt


R$ million
US$ million
(CONSIDERING SWAP)
2,993
2,248
2,107
1,667
1,372
1,261
1,344
1,424
785
684
622
533
717
768
670
628
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03

On March 31, the net debt - including Acesita International and the result of hedging operations - was US$ 628 million, representing a reduction of 5.9% compared to the position at the end of 2002. With entry of US$ 161.8 million from the sale of the stake in Companhia Siderúrgica de Tubarão (CST) on April 24, (see strategic divestment item), 92.3% of the 42,255 debentures subscribed by the market were repurchased and placed in the treasury. *"The first thing as a consequence of this operation has been a reduction in financial costs and a better adjustment of the Company's capital structure, with a volume of debt compatible with the current level of Acesita's generation of cash, even though it is still a short-term profile. The net debt/EBITDA ratio (including the swaps) went from 5.2x at the end of 2002 to 2.5x on an annualized basis, among the lowest in the Brazilian steel industry,"* Gilberto Audelino said.

After completing the first stage of financial restructuring, bringing the debt to a level that is more appropriate to Acesita's industrial reality, the focus changes to improving the debt profile. Alternatives to long-term operations are being studied and should be implemented during the 2003 fiscal year.

Strategic divestment

On March 27, 2003, the Company signed a Share Purchase and Sale contract, transferring to Arcelor and Companhia Vale do Rio Doce shares issued by Companhia Siderúrgica de Tubarão (CST) not linked to its Shareholders Agreement, held by its subsidiary Aços Planos do Sul. The operation also encompassed Acesita's direct stake in CST.

With the sale of its stake in CST, Acesita took one more step in the strategy to concentrate its focus on specialty flat steels, by selling 71% of its last significant asset that was not a part of its core business, as established by the Company's strategic plan.

The total value of the operation was US$ 161.8 million, which was liquidated together with the transfer of the shares on April 24, 2003.

Capital Expenditures (Capex)

According to the company's strategic plan, capital expenditures of R$ 47 million scheduled for 2003 are limited basically to maintaining operating competitiveness.

During the first quarter, capital expenditures totaled R$ 7.9 million, destined for maintaining operating conditions.

Outlook

The domestic market for specialty steels is confirming a slight upwards trend, reinforced by a more stable economic situation in the country during the first months of the year.

With seasonable characteristics, the first quarter usually is slower from a sales standpoint. Acesita's good operating results, with commercial performance similar to that seen in the last quarter of 2002, allows for a positive outlook regarding the Company for the year, the result of the greater operating flexibility and stability that have been attained.

On the international market, specialty steel prices are stable. At the moment, because of the pressure of regional demand, the highest prices for these products are in Europe. In Asia, a small decline in prices is being observed over the short-term, mainly a result of the lack of definition about demand in China, the country that is the leader of the regional steel market. The market is still awaiting definition about new Chinese import quotas and the consequent permission for new imports from the Chinese government, in order to have a better idea about the weight of this nation in the behavior of world market demand.

In the U.S., the market has been weaker in the wake of the slowdown of the local economy and the recent conflict in Iraq.

Acesita is also strongly competitive in the international market, with exports of stainless steel being responsible for more than 50% of the total sales volume of the product, maintaining the expectation of placing between 50% and 60% of its stainless steel production on this market in 2003.